Sheet1

	as of July 25, 2000 - REVISED
PASSED	FUNDS	2. Indep Auditors	% of Voted	% of Total	3. Trustees to Reg the fund Master/Feeder Structure	% of Voted	% of Total
7/25	ML Latin America Fund
	For All	15,282,771	95.36	94.53	13,987,759	87.28	86.52
	Withhold All	237,081	1.47	1.46	1,014,485	6.33	6.27
	For All Except	505,117	3.15	3.12	10,227,205	6.38	6.32
	Broker Non Vote

Last Updated on 01/25/2001
By MLMAG